

NEWS RELEASE

FOR IMMEDIATE RELEASE

August 4, 2008

CAPITOL FEDERAL FINANCIAL
REPORTS THIRD QUARTER 2008 RESULTS

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) (the "Company") announced results today for the quarter ended June 30, 2008. Detailed results of the quarter are available in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, which will be filed today and posted on our website, http://ir.capfed.com/sec.cfm. Highlights for the quarter include:

- net income of $14.4 million, the third consecutive quarterly increase and nearly twice the level of quarterly net income one year ago,

- diluted earnings per share of $0.20,

- a capital ratio of 10.95%, and

- the Company continues to maintain substantial access to liquidity

On July 22, 2008, the board of directors declared a $0.50 per public share dividend to stockholders of record as of August 1, 2008, payable on August 15, 2008.

Results of Operations for the Quarter Ended June 30, 2008

Net income for the quarter ended June 30, 2008 was $14.4 million compared to $7.3 million for the same period in the prior fiscal year. The $7.1 million increase in net income was primarily a result of a $9.6 million decrease in interest expense and a $1.4 million increase in other income, partially offset by a $1.6 million provision for loan loss and a $3.9 million increase in income tax expense.

The $9.6 million decrease in interest expense was primarily a result of a decrease in interest expense on Federal Home Loan Bank ("FHLB") advances and deposits, partially offset by an increase in interest expense on other borrowings. Interest expense on FHLB advances for the current quarter was $30.2 million compared to $37.2 million for the prior year quarter. The $7.0 million decrease in interest expense on FHLB advances was primarily a result of a decrease in the average balance due to maturing advances that were not renewed, and partially due to a decrease in rate as a result of the termination of the interest rate swaps in December 2007. Interest expense on deposits for the current quarter was $31.2 million compared to $37.4 million for the prior year quarter. The $6.2 million decrease in deposit interest expense was primarily a result of a decrease in the average rate paid on the money market and certificate portfolios due to the portfolios repricing to lower market rates. Interest expense on other borrowings for the current quarter was $4.7 million compared to $1.1 million for the prior year quarter. The $3.6 million increase in interest expense on other borrowings was due to an increase in the average balance of other borrowings due to the Bank entering into $400.0 million of repurchase agreements during fiscal year 2008.

Total other income for the current quarter was $7.3 million compared to $5.9 million in the prior year quarter. The $1.4 million increase in other income was primarily a result of an increase of $609 thousand in retail fees and an increase of $577 thousand in income from bank-owned life insurance ("BOLI"). Retail fees increased during the current quarter as a result of an increase in ATM and Visa check card usage and a net increase in checking account fees. BOLI income was $577 thousand for the current quarter, compared to no income from BOLI in the prior year quarter, as the Bank's BOLI purchase was made in the fourth quarter of fiscal year 2007.

The Bank recorded a provision for loan losses of $1.6 million during the current quarter, compared to no provision in the prior year quarter. Based on our evaluation of the issues regarding the real estate markets, the overall economic environment, and the increase in and composition of our delinquencies and non-performing loans, we determined that a provision for loan losses was prudent and warranted for the three months ended June 30, 2008.

Results of Operations for the Nine Months Ended June 30, 2008

Net income for the nine months ended June 30, 2008 was $35.2 million compared to $26.0 million for the same period in the prior fiscal year. The $9.2 million increase in net income was primarily a result of a decrease in interest expense of $17.6 million, partially offset by a decrease in interest and dividend income of $5.7 million.

Total interest and dividend income for the current nine month period was $305.6 million compared to $311.3 million for the prior year period. The $5.7 million decrease was primarily a result of a decrease in interest income on investments of $15.9 million, partially offset by an increase in interest income on mortgage-related securities of $9.1 million.

Interest expense on deposits for the current nine month period was $104.4 million compared to $109.1 million for the same period in the prior year. The $4.7 million decrease in interest expense was primarily a result of a decrease in the rate on money market accounts due to a decrease in market interest rates, partially offset by a higher weighted average rate on the certificate of deposit portfolio in the current nine month period compared to the same period in the prior year. During fiscal year 2007, the Bank increased the rates offered on its certificate of deposit portfolio, with an emphasis on the mid-term maturity category, in order to remain competitive. This resulted in a higher weighted average certificate of deposit portfolio rate in the current nine month period than the previous year period as some of those certificates were outstanding during the current nine month period.

Interest expense on FHLB advances for the current nine month period was $96.2 million compared to $116.5 million for the same period in the prior year. The $20.3 million decrease in interest expense was primarily a result of a decrease of $518.7 million in the average balance due to maturing advances that were not renewed in their entirety.

Interest expense on other borrowings was $10.8 million compared to $3.3 million in the same period in the prior year. The $7.5 million increase was due to an increase in the average balance of other borrowings due to the Bank entering into $400.0 million of repurchase agreements during fiscal year 2008. The increase was partially offset by a decrease in the rate paid on $53.6 million of other borrowings tied to the three month LIBOR, which decreased between the periods.

The Bank recorded a provision for loan losses of $1.7 million during the current nine month period compared to a recovery of $225 thousand in the same period in the prior year. Based on our evaluation of the issues regarding the real estate markets, the overall economic environment, and the increase in and composition of our delinquencies and non-performing loans, we determined that a provision for loan losses was prudent and warranted.

Total other income for the current nine month period was $22.4 million compared to $17.8 million in the same prior year period. The $4.6 million increase in other income was due primarily to an increase in BOLI income of $1.8 million, other income, net, of $1.2 million and retail fees of $1.1 million.

Total other expenses for the current nine month period was $60.2 million compared to $58.0 million in the prior year period. The $2.2 million increase was due primarily to an increase in other expense, net of $766 thousand, deposit and loan expense of $709 thousand, and salaries and employee benefits of $518 thousand.

Income tax expense for the current nine month period was $19.6 million compared to $16.3 million in the prior year. The increase in income tax expense was due to an increase in income, partially offset by a decrease in the effective tax rate for the current nine month period to 35.8%, compared to 38.6% for the same period in the prior year. The decrease in the effective tax rate between periods was a result of an increase in nontaxable income from municipal securities and BOLI, along with an increase in pre-tax income.

Financial Condition as of June 30, 2008

Total assets increased from $7.68 billion at September 30, 2007 to $7.89 billion at June 30, 2008. The $214.6 million increase in assets was primarily attributed to a $652.4 million increase in the mortgage-related securities portfolio, partially offset by a $379.8 million decrease in the investment securities portfolio. The increase in the mortgage-related securities portfolio was a result of cash flows from the investment securities portfolio being reinvested into the mortgage-related securities portfolio at a higher average yield, and funds from repurchase agreements being used to purchase mortgage-related securities. The decrease in the investment securities portfolio was also a result of calls and maturities that were not replaced in their entirety.

Total liabilities increased from $6.81 billion at September 30, 2007 to $7.03 billion at June 30, 2008. The $218.3 million increase in liabilities was primarily a result of entering into $400.0 million of repurchase agreements, partially offset by a decrease in FHLB advances of $184.9 million. The repurchase agreements replaced certain maturing FHLB advances, as the rate and term offerings on the repurchase agreements were more favorable than other funding options on those dates.

The balance of our non-performing loans increased from $7.4 million at September 30, 2007 to $13.3 million at June 30, 2008. Our ratio of non-performing loans to total loans increased from 0.14% at September 30, 2007 to 0.25% at June 30, 2008. Despite the increase in non-performing loans at June 30, 2008, our non-performing loans continue to remain at low levels relative to the size of our loan portfolio. Management does not have any significant concerns regarding the loan and investment portfolios, as the overall quality of the portfolios remains very high.

Stockholders' equity decreased $3.7 million to $863.9 million at June 30, 2008, from $867.6 million at September 30, 2007. The decrease was primarily a result of dividends paid of $31.1 million and treasury stock purchases of $7.3 million, partially offset by net income of $35.2 million.

Management's Discussion of Dividends

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. On July 22, 2008, the board of directors declared a dividend of $0.50 per share which will be paid on August 15, 2008 to stockholders of record on August 1, 2008. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares. Our cash dividend payout policy is continually reviewed by management and the board of directors. Dividend payments depend upon a number of factors including the Company's financial condition, results of operations, regulatory capital requirements of Capitol Federal Savings Bank (the "Bank"), other regulatory limitations on the Bank's ability to make capital distributions to the Company and the continued waiver of dividends by MHC. Because the Company has a relatively unique corporate structure, the reporting of certain information under accounting principles generally accepted in the United States of America ("GAAP") is not necessarily reflective of the process considered by the board of directors in connection with its dividend policy. At June 30, 2008, Capitol Federal Financial, at the holding company level, had $110.2 million in cash and certificates of deposit at the Bank to be used to further the Company's general corporate and capital management strategies, which could include the payment of dividends.

The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC. It is expected that MHC will continue to waive future dividends except to the extent dividends are needed to fund its continuing operations.

	Three Months Ended June 30,		Nine Months Ended June 30,	
	2008	2007	2008	2007
	(Dollars in thousands, except per share amounts)			
Net income	$ 14,355	$ 7,289	$ 35,195	$ 25,996
Average common shares outstanding	72,832,039	72,846,007	72,870,800	72,743,849
Average committed ESOP shares outstanding	101,374	101,374	50,778	50,779
Total basic average common shares outstanding	72,933,413	72,947,381	72,921,578	72,794,628
Effect of dilutive RRP shares	5,240	5,234	4,295	5,987
Effect of dilutive stock options	82,132	90,298	58,784	143,210
Total diluted average common shares outstanding	73,020,785	73,042,913	72,984,657	72,943,825
Net earnings per share:				
Basic	$ 0.20	$ 0.10	$ 0.48	$ 0.36
Diluted	$ 0.20	$ 0.10	$ 0.48	$ 0.36

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings available to be paid out through dividends to public stockholders of CFFN stock. The following table is presented to provide a better understanding of the information the board of directors reviews when considering the amount of dividends to declare. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

	Three Months Ended June 30,		Nine Months Ended June 30,	
	2008	2007	2008	2007
	(Dollars in thousands, except per share amounts)			
Net income	$ 14,355	$ 7,289	$ 35,195	$ 25,996
Basic average common shares outstanding	72,933,413	72,947,381	72,921,578	72,794,628
Average shares held by MHC	(52,192,817)	(52,192,817)	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public stockholders	20,740,596	20,754,564	20,728,761	20,601,811
Effect of dilutive RRP shares	5,240	5,234	4,295	5,987
Effect of dilutive stock options	82,132	90,298	58,784	143,210
Total adjusted diluted average shares held by public stockholders	20,827,968	20,850,096	20,791,840	20,751,008
Net earnings per share, available to public stockholders:				
Basic	$ 0.69	$ 0.35	$ 1.70	$ 1.26
Diluted	$ 0.69	$ 0.34	$ 1.69	$ 1.25

The following table shows the number of shares eligible to receive dividends at June 30, 2008. The unvested shares in the ESOP receive dividends that are recorded through compensation expense. MHC has waived its right to dividends.

Total voting shares outstanding at September 30, 2007	74,258,977
Treasury stock acquisitions	(225,042)
RRP grants	10,000
Options exercised	23,683
Total voting shares outstanding at June 30, 2008	74,067,618
Unvested shares in ESOP	(1,209,832)
Shares held by MHC	(52,192,817)
Total shares eligible to receive dividends at June 30, 2008 (public shares)	20,664,969

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 39 branch locations in Kansas, nine of which are in-store branches. Capitol Federal Savings Bank employs 673 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President and
Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com